UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Xhibit Corp
(Name of Issuer)

Common Stock
(Title of Class of Securities)

98419U102
(CUSIP Number)

Mary J. Mullany
Ballard Spahr LLP
1735 Market Street
51st floor
Philadelphia, Pennsylvania 19103
(215) 665-8500
(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 16, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OR ABOVE PERSONS (ENTITIES ONLY). XSE, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 41,773,600
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 41,773,600
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,773,600
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.3%
14.	TYPE OF REPORTING PERSON OO (Limited liability company)

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OR ABOVE PERSONS (ENTITIES ONLY). TNC Group, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 41,773,600
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 41,773,600
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,773,600
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.3%
14.	TYPE OF REPORTING PERSON CO

Item 1.    Security and Issuer

This Schedule 13D is being filed on behalf of XSE, LLC, a Delaware limited liability company (“XSE”), and TNC Group, Inc., an Arizona corporation, the non-member Manager of XSE (“TNC,” and, together with XSE, the “Reporting Persons”).

This Schedule 13D relates to shares of common stock, par value $0.0001 per share (“Common Stock”) of Xhibit Corp., a Nevada corporation (the “Issuer”).  The address of the Issuer’s principal executive office is 80 E. Rio Salado Parkway, Suite 115, Tempe, AZ 85281.

Item 2.     Identity and Background.

1.	(a)	XSE, LLC
	(b)	XSE’s business address is 2525 E. Camelback Road, Suite 850, Phoenix, AZ 85016.
	(c)	XSE’s principal business is to hold shares of the Issuer.

(d) and (e)   During the last five years, XSE has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which XSE was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal securities laws or any state thereof or finding of any violation with respect to such laws.

2.	(a)	TNC Group, Inc.
	(b)	TNC’s business address is 2525 E. Camelback Road, Suite 850, Phoenix, AZ 85016.
(c)
TNC’s principal business is to act as Manager of XSE and affiliated companies of XSE.  As Manager of XSE, TNC has full authority to vote and make investment decisions regarding the shares of the Issuer held by XSE.

(d) and (e)   During the last five years, TNC has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which TNC was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal securities laws or any state thereof or finding of any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration

The Reporting Persons acquired the Common Stock in exchange for membership interests in XSE issued to members of XSE on May 28, 2013 following a capital contribution of the shares of the Issuer’s Common Stock to XSE.

Item 4.    Purpose of Transaction.

On May 16, 2013, Xhibit Corp., a Nevada corporation (“Xhibit” or the “Issuer”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), among Xhibit, Project SMI Corp., a Delaware corporation and wholly owned subsidiary of Xhibit (“Merger Sub”), SHC Parent Corp., a Delaware corporation (“SHC”), and TNC Group, Inc., an Arizona corporation as Stockholder Representative for the SHC stockholders. Pursuant to the terms of the Merger Agreement, on May 16, 2013, Merger Sub merged with and into SHC (the “Merger”), with SHC surviving the Merger as a wholly owned subsidiary of Xhibit. SHC is the parent corporation of SkyMall Interests, LLC, a Delaware limited liability company (“Interests”), SkyMall, LLC, a Delaware limited liability company (“SkyMall, LLC”), and SkyMall Ventures, LLC, a Delaware limited liability company (“Ventures,” and, with Interests and SkyMall, LLC, the “SkyMall Companies”).

As a result of the Merger, all of the shares of common stock of SHC issued and outstanding immediately prior to the effective time of the Merger were canceled and automatically converted into the right to receive an aggregate of 44,440,000 shares of Xhibit common stock (the “Merger Shares”) at an exchange ratio of 444.4 shares of Xhibit common stock for every 1 share of SHC common stock.  41,773,600 of the Merger Shares were contributed by SHC stockholders to XSE on May 28, 2013, in exchange for membership interests in XSE.

The Merger Agreement also provided for the appointment of Kevin Weiss as a director and Chief Executive Officer of Xhibit; the right of the former SHC stockholders to appoint another director to the Board of Xhibit (the “Appointed Director”), which right has been transferred to XSE as part of the capital contribution of the Merger Shares; certain piggyback and demand registration rights, for the former stockholders of SHC pursuant to a Registration Rights Agreement which was executed in connection with the Merger Agreement and transferred to XSE as part of the capital contribution of the Merger Shares; usual and customary indemnification covenants by the stockholders of SHC, through TNC, as Stockholder Representative, and Xhibit; and an escrow of five million Merger Shares to support the indemnification by TNC.

In connection with the Merger, Chris Richarde, President and Chairman of the Board of Xhibit, entered into a Voting Agreement, whereby Mr. Richarde agreed to vote all of his shares of stock in Xhibit Corp. in favor of the Appointed Director at each election of directors of Xhibit until such time as the former SHC stockholders, directly or indirectly, cease to own at least 10% of the outstanding stock of Xhibit.

This summary description of the material terms of the Merger Agreement is qualified in its entirety by reference to the complete terms of the Merger Agreement, which is attached hereto as Exhibit 1, and incorporated herein by reference.

Item 5.    Interest in Securities of the Issuer.

(a)
– (b)  XSE and TNC share beneficial ownership over 41,773,600 shares of Common Stock, or 37.3% of the Issuer’s outstanding Common Stock.  TNC, as the non-member Manager of XSE, on behalf of XSE, has all voting and dispositive powers over the Issuer’s shares owned by XSE.

(c)           None.

(d)           To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the securities that are the subject of this Schedule 13D.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described in Items 3, 4 and 5, which are incorporated herein by reference, and in the agreements and documents included as exhibits hereto or incorporated herein by reference, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, the existence of which would give another person voting or investment power over the securities of the Issuer.

Item 7.   Material to be Filed as Exhibits.

1.	Agreement and Plan of Merger, dated as of May 16, 2013, by and among Xhibit Corp., Project SMI Corp., SHC Parent Corp. and TNC Group, Inc., as Stockholder Representative.

2.	Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1).

3.	SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 28, 2013

XSE, LLC

By:	TNC Group, Inc., its non-member Manager

By:	/s/ Tina Rhodes-Hall
Name:	Tina Rhodes-Hall
Title:	Vice President

TNC Group, Inc.

By:	/s/ Tina Rhodes-Hall
Name:	Tina Rhodes-Hall
Title:	Vice President

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs this statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)